July 25, 2024

Arthi Chakravarthy
Chief Legal Officer
Enovix Corporation
3501 W. Warren Avenue
Fremont, California 94538

       Re: Enovix Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 29, 2024
           Form 8-K Furnished May 1, 2024
           File No. 001-39753
Dear Arthi Chakravarthy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 80

1. Please revise your disclosures related to Product Revenue to clarify when you satisfy each performance obligation (i.e., when control transfers) as required by ASC 606-10-50-12(a).
Note 18. Geographic Information, page 111

2. We note your disclosure of disaggregated revenues by geographic areas. Please tell us how you considered the guidance to further disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, e.g., type of revenue (i.e., product and service) and timing
       (i.e., at a point in time and over time). Refer to ASC 606-10-50-5 and also see ASC 606-
       10-55-89 through 91.
 July 25, 2024
Page 2

3.     In addition to the previous comment, please address the following:
           Clarify whether revenues by geographic areas represent revenues from external customers for each reporting period.
           Disclose the amount of revenues from external customers attributed to and the amount of long-lived assets in an individual foreign country, if material. Refer to
           ASC 280-10-50-41.
           Update your disclosure that you do not have material activity or assets located outside of the U.S. on page 75 to remove inconsistencies.

Form 8-K Furnished May 1, 2024
Exhibit 99.1, page 3

4. We note you present and discuss adjusted EBITDA before you present and discuss the most directly comparable GAAP measure. Please revise the order of your disclosures to present GAAP measures with equal or greater prominence as required by
Item
       10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation
       Finance   s Compliance & Disclosure Interpretations on Non-GAAP
Financial Measures.
5. We note you provide a range of forward-looking adjusted EBITDA loss and non-GAAP
       EPS loss without providing reconciliations to the most directly comparable GAAP measures or a statement that providing such reconciliations requires unreasonable efforts.
       In future filings, please provide reconciliations to the most directly comparable GAAP measures. If all of the information necessary for the reconciliations is not available without unreasonable efforts, identify and disclose the information that is unavailable and its probable significance. Also present the most directly comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Questions
       102.10(a), 102.10(b), and 103.02 of the Staff   s Compliance and
Disclosure Interpretations
       on Non-GAAP Financial Measures.

       In addition, revise your future other public disclosures, such as letters to shareholders, to provide reconciliations to the most directly comparable GAAP measure for each forward-
       looking non-GAAP measure presented or a statement that providing such reconciliations requires unreasonable efforts. See Rule 100(a)(2) of Regulation G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Kevin Woody at 202-551-3629 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing